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www.vasogen.com                                             investor@vasogen.com

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FOR IMMEDIATE RELEASE

           Vasogen Results Accepted for Publication in Transplantation

Toronto, Ontario (November 21, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that the medical journal, Transplantation, has accepted for publication results of pre-clinical research demonstrating the ability of its proprietary VAS981 cell-processing technology to prevent graft-versus-host disease (GvHD). These results formed the basis for the Company's clinical study in leukemia patients at the Princess Margaret Hospital, Toronto, under the direction of Dr. Hans Messner, Director, Bone Marrow Transplant Program. GvHD is the major limiting factor in providing life-saving bone marrow transplantation to thousands of patients suffering from leukemias and lymphomas.

Transplantation is the official peer-reviewed journal of the Transplantation Society, which was founded in 1966 to provide a common forum for physicians and basic scientists involved in transplantation. The results to be published in December include data from pre-clinical research conducted at the Division of Cancer Biology Research, Sunnybrook Health Sciences Centre, University of Toronto, under the direction of Dr. David Spaner. The study was designed to investigate the ability of VAS981, compared with standard immunosuppression therapy, an anti-TNF agent or untreated controls, to prevent GvHD in two pre-clinical animal models in which T cells (the cells required to reconstitute the patient's bone marrow) were transplanted from a genetically unrelated donor.

In the first pre-clinical model of GvHD, transplantation of untreated T cells resulted in GvHD and death of 60% of the animals, whereas there was no evidence of GvHD in animals receiving VAS981-treated T cells. The protection by VAS981 was associated with a normalization of the imbalance between CD8 and CD4 T cells seen in GvHD. In a second pre-clinical model of severe GvHD, transplantation of untreated T cells resulted in fatal GvHD in all animals within two weeks. Groups of animals that received either cyclosporine, an immunosuppressant drug widely used to treat GvHD, or an anti-TNF agent, both developed GvHD and all animals died within three weeks following transplantation. However, in the group of animals in which the donor T cells were treated with VAS981 prior to transplantation, 50% of the animals survived for the duration of the study (20 weeks). These results suggest that the clinical utility of the VAS981 cell-processing technology may even extend to transplant situations where there are no appropriately matched bone marrow donors and the risk of the patient developing life-threatening GvHD is extremely high - thus offering a potential therapeutic option for patients for whom none currently exists.

In addition to these pre-clinical studies that are the subject of the publication, separate laboratory research investigated the effects of the VAS981 cell-processing technology on human T cells that are administered in bone marrow grafts and are the cause of GvHD. The results showed that VAS981-treated cells produced much lower levels of the inflammatory cytokines that are associated with

                                     -more-

                                                    ...page 2, November 21, 2000

GvHD. The in vitro changes seen in these laboratory studies on human T cells closely mirrored those seen in vivo in the pre-clinical studies, where they were associated with a dramatic reduction in GvHD.

Graft-versus-host disease develops as part of an immune response that occurs when T cells, given with the donated bone marrow (graft), identify cells in the recipient's body (host) as foreign and reject them, leading to severe complications, which may be fatal. Thousands of bone marrow transplant procedures are performed annually. Nearly half of the cancer patients who receive bone marrow transplants develop graft-versus-host disease. Costs associated with treating complications of this disease are estimated $400 million annually.

Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.